SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orchids Paper Products Company

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

68572N104

(CUSIP Number)

Daniel H. Abramowitz

Hillson Partners LP

110 North Washington Street, Suite 401

Rockville, MD 20850

(301) 340-0003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	382,036
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	382,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON PN

* Based on 7,790,755 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	382,036
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	382,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON CO

* Based on 7,790,755 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	382,036
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	382,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON OO

* Based on 7,790,755 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel H. Abramowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	382,036
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	382,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON IN

* Based on 7,790,755 shares of common stock outstanding, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013.

Hillson Partners LP, Hillson Financial Management, Inc. (“HFM”), Hillson Investments LLC (“Investments”), and Daniel H. Abramowitz (“Abramowitz” and, collectively with Hillson Partners LP, HFM and Investments, the “Reporting Persons”) are jointly filing this Amendment No. 2 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2010 and as amended on April 13, 2012 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) – (b)

As of the date hereof, Hillson, HFM, Investments and Abramowitz may each be deemed to be the beneficial owner of 382,036 shares of Common Stock, or approximately 4.9% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares (all of which shares are held directly by Hillson).

Except as described in the preceding paragraph, the filing of this statement by HFM, Investments and Abramowitz shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

All of the percentages calculated in this statement are based upon an aggregate of 7,790,755 shares of Common Stock outstanding as of the date hereof, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013.

(c)

No transactions in the class of securities reported on were effected during the past 60 days, except for the sales listed on Schedule A attached hereto, each of which was executed by Hillson in the open market.

(e)

As of July 25, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2013

HILLSON PARTNERS LP

By: Hillson Financial Management, Inc.
Its: General Partner

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz
Title: President

HILLSON FINANCIAL MANAGEMENT, INC.

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: President

HILLSON INVESTMENTS LLC

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: Member

DANIEL H. ABRAMOWITZ
/s/ Daniel H. Abramowitz

SCHEDULE A

Date	Number of Shares Sold	Price Per Share

5/28/2013	1,000	$24.95
5/29/2013	500	$25.00
5/30/2013	1,100	$25.14
6/3/2013	1,370	$25.55
6/3/2013	130	$25.55
6/4/2013	500	$25.73
6/7/2013	827	$25.60
6/10/2013	500	$25.75
6/11/2013	500	$25.77
6/13/2013	1,375	$25.88
6/13/2013	125	$25.88
6/14/2013	1,500	$26.28
6/17/2013	1,900	$26.79
6/17/2013	100	$26.79
6/18/2013	500	$27.00
6/19/2013	1,000	$27.06
7/11/2013	225	$27.00
7/12/2013	500	$27.00
7/15/2013	415	$27.00
7/16/2013	1,390	$26.92
7/16/2013	110	$26.92
7/17/2013	1,000	$26.96
7/18/2013	2,890	$27.01
7/18/2013	110	$27.01
7/19/2013	3,890	$27.20
7/19/2013	110	$27.20
7/22/2013	2,500	$27.92
7/23/2013	601	$27.96
7/23/2013	100	$27.96
7/24/2013	1,000	$27.90
7/25/2013	9,698	$27.93